UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 2, 2020

INTERPRIVATE ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39204	84-3080757
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1350 Avenue of the Americas

New York, NY 10019

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 647-0166

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	IPV.U	The New York Stock Exchange
Common stock, par value $0.0001 per share	IPV	The New York Stock Exchange
Redeemable warrants, exercisable for shares of common stock at an exercise price of $11.50 per share	IPV WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 2, 2020, InterPrivate Acquisition Corp., a Delaware corporation (“InterPrivate”), WLLY Merger Sub Corp., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate (“Merger Sub”), and Aeva, Inc., a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will be merged with an into the Company, with the Company surviving the merger as a wholly-owned direct subsidiary of InterPrivate (the “Merger” and, together with the other transactions related thereto, the “Proposed Transactions”). The principal terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the Proposed Transactions, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Structure of the Proposed Transactions

The Proposed Transactions is structured as a reverse triangular merger, which includes the following:

(a)       Pursuant to the Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub will be merged with and into the Company , with the Company surviving as a wholly-owned direct subsidiary of InterPrivate (the “Surviving Corporation”);

(b)       Contemporaneously with the execution of the Business Combination Agreement, certain investors have entered into certain Subscription Agreements (as defined below) with InterPrivate, pursuant to which such investors have subscribed for, and agreed to purchase, shares of common stock, par value $0.0001 per share, of InterPrivate (“InterPrivate Common Stock”) at a purchase price of $10.00 in a private placement or series of private placements to be consummated immediately prior to the closing of the Proposed Transaction (the “Closing”). A description of the Subscription Agreements is set forth under the heading “Subscription Agreements” under this Item 1.01 of this Current Report on Form 8-K;

(c)       Contemporaneously with the execution of the Business Combination Agreement, InterPrivate, the Company and certain stockholders of the Company entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which such stockholders agreed, among other things, to vote their shares of Company Common Stock and Company Preferred Stock, in favor of the Business Combination Agreement and the Proposed Transactions. A description of the Stockholder Support Agreement is set forth under the heading “Stockholder Support Agreement” under this Item 1.01 of this Current Report on Form 8-K;

(d)       In connection with the Closing, InterPrivate, certain stockholders of the Company and certain stockholders of InterPrivate will enter into an Amended and Restated Registration Rights Agreement of InterPrivate (the “Registration Rights and Lock-Up Agreement”), providing for certain registration rights and lock-up obligations in respect of the equity securities held by the InterPrivate stockholders and Company stockholders to be party thereto. A description of the Registration Rights and Lock-Up Agreement is set forth under the heading “Registration Rights and Lock-Up Agreement” under this Item 1.01 of this Current Report on Form 8-K; and

(e)       In connection with the Closing, InterPrivate, certain stockholders of the Company and certain stockholders of InterPrivate will enter into a Stockholders Agreement (the “Stockholders Agreement”) containing, among other customary terms and conditions, the terms and conditions included in the Stockholders Agreement Term Sheet attached as Exhibit D to the Business Combination Agreement and described herein(the “Stockholders Agreement Term Sheet”). A description of the Stockholders Agreement Term Sheet is set forth under the heading “Stockholders Agreement” under this Item 1.01 of this Current Report on Form 8-K.

Conversion of Company Securities

The Company will seek the written consent of the holders of at least two-thirds of the outstanding Company Preferred Stock to provide that, immediately prior to the Effective Time, each share of Company Preferred Stock outstanding immediately prior to the Effective Time will be automatically converted into shares of Company Common Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of InterPrivate, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)       All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares) will be canceled and converted into the right to receive the number of shares of InterPrivate Common Stock set forth in the Payment Spreadsheet (as defined below) (the “Merger Consideration”);

(b)       All shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(c)       Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation;

(d)       The Company stock options (“Company Options”) that are outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into options to purchase a number of shares of InterPrivate Common Stock (such option, an “Exchanged Option”) in accordance with the Payment Spreadsheet. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time; and

(e)       Each share of Company restricted stock (“Company RSU”) that is outstanding immediately prior to the Effective Time shall be converted into restricted stock units relating to shares of InterPrivate Common Stock (such restricted units, the “Exchanged RSUs”) in accordance with the Payment Spreadsheet. Except as specifically provided in the Business Combination Agreement, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions (including vesting and settlement terms) as were applicable to the corresponding former Company RSU immediately prior to the Effective Time.

All shares of InterPrivate Common Stock (including those issued pursuant to the Subscription Agreements) and InterPrivate Warrants will remain outstanding.

Not less than five (5) Business Days prior to the Effective Time, the Company shall deliver to InterPrivate a schedule (the “Payment Spreadsheet”) setting forth (i) the calculation of the Aggregate Transaction Consideration (as defined below), (ii) the allocation of the Aggregate Transaction Consideration between the holders of Company Common Stock and the holders of Company Options and Company RSUs, (iii) the portion of the Aggregate Transaction Consideration payable to each holder of Company Common Stock, (iv) the number of shares of InterPrivate Common Stock that can be purchased under the Exchanged Options, and (v) the number of shares of InterPrivate Common Stock subject to the Exchanged RSUs. The allocation of the Aggregate Transaction Consideration and the information with respect to the exchange of Company Options into Exchanged Options and Company RSUs into Exchanged RSUs set forth in the Payment Spreadsheet shall be binding on all parties and shall be used by InterPrivate and Merger Sub for purposes of issuing the Merger Consideration to the holders of Company Common Stock and conversion of the Company Options into the Exchanged Options and Company RSUs into Exchanged RSUs, absent manifest error. “Aggregate Transaction Consideration” means a number of shares of InterPrivate Common Stock equal to the quotient of (A) the Company Value plus the aggregate exercise price of all outstanding Company Options (whether or not vested) divided by (B) $10.00. “Company Value” means $1.7 billion; provided that if the calculation of assets minus liabilities set forth on the balance sheet contained in the Company’s PCAOB Audited Financials with respect to the year ending December 31, 2019 is $50 million less than the calculation of assets minus liabilities set forth on the balance sheet contained in the Company unaudited Financial Statements for the year ending December 31, 2019 (the “Deficiency”), then the Company Value will be reduced dollar-for-dollar by an amount equal to the Deficiency less $50 million.

Proxy Statement

As promptly as practicable, after the date of the Business Combination Agreement and receipt of the PCAOB Audited Financials, (a) InterPrivate and the Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a joint consent solicitation statement/proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the Company’s stockholders and InterPrivate’s stockholders relating to (i) with respect to the Company’s stockholders, solicitation of the written consent of the Company’s stockholders to approve and adopt the Business Combination Agreement and the other actions to be taken by stockholders of the Company pursuant to the Written Consent and (ii) with respect to InterPrivate’s stockholders, the special meeting of InterPrivate’s stockholders to be held to consider approval and adoption of (A) the Business Combination Agreement and the Merger, (B) the issuance of InterPrivate Common Stock in connection with the Proposed Transactions, (C) the second amended and restated certificate of incorporation of InterPrivate, (D) the Stock Incentive Plan, and (E) any other proposals the parties deem necessary to effectuate the Proposed Transaction (collectively, the “InterPrivate Proposals”) and (b) InterPrivate will prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of InterPrivate Common Stock to be issued to the Company’s stockholders pursuant to the Business Combination Agreement.

Stock Incentive Plan

Prior to the Closing, InterPrivate will adopt the Stock Incentive Plan subject to the receipt of the InterPrivate stockholder approval.

Stock Exchange Listing

InterPrivate will use its reasonable best efforts to cause the shares of InterPrivate Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the New York Stock Exchange at Closing. Until the Closing, InterPrivate will use its reasonable best efforts to continue the listing of the InterPrivate Units, InterPrivate Common Stock and InterPrivate Warrants on the New York Stock Exchange.

Closing

Unless the Business Combination Agreement is earlier terminated, the Closing will occur as promptly as practicable, but in no event later than three (3) Business Days following the satisfaction or waiver of all of the closing conditions.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, the following as applicable: (a) corporate organization and qualification; (b) organizational documents; (c) capitalization; (d) authority relative to the Business Combination Agreement; (e) no conflicts; (f) required filings and consents; (g) permits; (h) compliance; (i) financial statements; (j) absence of certain changes or events; (k) absence of litigation; (l) employee benefit plans; (m) labor and employment matters; (n) real property; (o) title to assets; (p) intellectual property; (q) taxes; (r) material contracts; (s) insurance; (t) board approval; (u) vote required; (v) certain business practices; (w) interested party transactions; (x) Section 12 of the Securities Exchange Act of 1934; and (y) brokers’ fees. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the Closing and efforts to satisfy the conditions to closing. In addition, the Company has agreed to customary “no shop” obligations subject to a customary “fiduciary out.” InterPrivate has agreed that, until the Effective Time or the valid termination of the Business Combination Agreement, InterPrivate will not, and will not permit any of its affiliates or representatives to, take and action, whether directly or indirectly, to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than the Company), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination transaction other than with the Company. The covenants of the respective parties to the Business Combination Agreement will not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing.

Conditions to Closing

Mutual Conditions to Closing

The obligations of the Company, InterPrivate and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)       The Company’s receipt of and delivery to InterPrivate of the Written Consent, approving the Merger and the other transactions contemplated by the Business Combination Agreement;

(b)       Approval of the InterPrivate Proposals by the requsite affirmative vote of InterPrivate’s stockholders;

(c)       No Governmental Authority has enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions, including the Merger;

(d)       All required filings under the HSR Act have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act has expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder have been obtained;

(e)       All consents, approvals and authorizations set forth in the Business Combination Agreement have been obtained from and made with all Governmental Authorities; and

(f)       The Registration Statement has been declared effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement have been initiated or threatened by the SEC.

InterPrivate’s and Merger Sub’s Conditions to Closing

The obligations of InterPrivate and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)       The Company’s representations and warranties are true and correct, except, with respect to most of the Company’s representations and warranties, where the failure to be true has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b)       The Company shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)       The Company shall have delivered to InterPrivate a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)       No Company Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

(e)       Other than those persons identified as continuing directors under the Business Combination Agreement, all members of the Company Board shall have executed written resignations effective as of the Effective Time;

(f)       All parties to the Registration Rights and Lock-Up Agreement (other than InterPrivate and the holders of equity securities of InterPrivate prior to the Closing contemplated to be party thereto) shall have delivered, or cause to be delivered, to InterPrivate copies of the Registration Rights and Lock-Up Agreement duly executed by all such parties;

(g)       All parties to the Stockholders Agreement (other than InterPrivate and InterPrivate Acquisition Management LLC (the “Sponsor”)) shall have delivered, or cause to be delivered, to InterPrivate a copy of the Stockholders Agreement duly executed by all such parties;

(h)       On or prior to the Closing, the Company shall have delivered to InterPrivate a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which will be filed by InterPrivate with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations; and

(i)       The Company shall have delivered to InterPrivate the Payment Spreadsheet.

The Company’s Conditions to Closing

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)       InterPrivate’s and Merger Sub’s representations and warranties are true and correct, except, with respect to most of InterPrivate’s and Merger Sub’s representations and warranties, where the failure to be true has not had, and would not reasonably be expected to have, an InterPrivate Material Adverse Effect.;

(b)       InterPrivate and Merger Sub have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)       InterPrivate has delivered to the Company a customary officer’s certificate (signed by the President of InterPrivate), dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)       No InterPrivate Material Adverse Effect has occurred between the date of the Business Combination Agreement and the Closing Date;

(e)       The InterPrivate Common Stock comprising the Merger Consideration to be issued pursuant to the Business Combination Agreement and the InterPrivate Common Stock to be issued in connection with the transactions contemplated by the Subscription Agreements shall have been approved for listing on the New York Stock Exchange, subject only to official notice of issuance thereof;

(f)       InterPrivate and the holders of equity securities of InterPrivate prior to the Closing contemplated to be a party thereto have delivered a copy of the Registration Rights and Lock-Up Agreement duly executed by InterPrivate;

(g)       All parties to the Stockholders Agreement shall have delivered, or cause to be delivered, to the Company a copy of the Stockholders Agreement duly executed by all such parties;

(h)       The officers of InterPrivate and the members of the InterPrivate Board designated in the Business Combination Agreement have executed written resignations effective as of the Effective Time;

(i)       After giving effect to (i) the exercise of redemption rights by holders of the outstanding shares of InterPrivate Common Stock in connection with the Proposed Transactions and (ii) the sale and issuance by InterPrivate of InterPrivate Common Stock between the date of the Business Combination Agreement and the Effective Date in accordance with the limitations set forth the Business Combination Agreement, the amount of cash held by InterPrivate in the aggregate, whether in or outside the Trust Account shall be equal to at least $150,000,000.00, and InterPrivate shall have made appropriate arrangements for any funds in the Trust Account to be released upon Closing; and

(j)       The total outstanding liabilities (excluding expenses required to be borne by InterPrivate as contemplated under the Business Combination Agreement and transaction related expenses, including the costs and expenses relating to the preparation, negotiation and execution of the Business Combination Agreement and related documents and the consummation of the Proposed Transactions) of InterPrivate shall not exceed $500,000 at the Closing.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the Company’s stockholders or InterPrivate’s stockholders, respectively, as follows:

(a)       By mutual written consent of InterPrivate and the Company;

(b)       By InterPrivate or the Company, if (i) the Effective Time has not occurred prior to March 31, 2021 (the “Outside Date”); (ii) any Governmental Authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise preventing or prohibiting consummation of the Proposed Transactions, including the Merger; or (iii) any of the InterPrivate Proposals fail to receive the requisite vote for approval at the special meeting of InterPrivate’s stockholders or any adjournment thereof;

(c)       By the Company (i) if InterPrivate and Merger Sub have breached any of their representations, warranties or covenants such that the closing conditions relating to such representations, warranties or covenants would not be satisfied at the Closing (subject to a 30-day cure period); (ii) at any time prior to receipt of the Written Consent, in in order to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with Section 7.05(d) of the Business Combination Agreement; provided, that prior to or concurrently with such termination the Company pays the Termination Fee (as described below); or (iii) if the InterPrivate Board shall have publicly withdrawn, modified or changed, in a manner that is adverse to the Company, its recommendation to the InterPrivate stockholders to approve the InterPrivate Proposals; or

(d)       By InterPrivate if (i) the Company Board or a committee thereof, prior to obtaining the Written Consent, has made a Company Adverse Recommendation Change; (ii) the Company has failed to deliver the Written Consent to InterPrivate within two (2) Business Days after the Registration Statement becomes effective; (iii) the Company has breached any of its representations, warranties or covenants such that the closing conditions relating to such representations, warranties or covenants would not be satisfied at the Closing (subject to a 30-day cure period) (a “Terminating Company Breach”); or (iv) the PCAOB Audited Financials have not been delivered to InterPrivate by the Company within 60 days after the date of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Termination Fee

InterPrivate will be entitled to receive termination fee in the amount of $68,000,000 (the “Termination Fee”), in the event that:

(a)       (i) The Business Combination Agreement is terminated (x) by the Company or InterPrivate, if the Effective Time has not occured prior to the Outside Date, (y) by InterPrivate, if the Company has failed to deliver the Written Consent to InterPrivate within two (2) Business Days after the Registration Statement becomes effective or (z) by InterPrivate in the event of a Terminating Company Breach; (ii) a bona fide Company Acquisition Proposal has been made, proposed or otherwise communicated to the Company in writing after the date of the Business Combination Agreement but before the date of such termination; and (iii) within six (6) months of the date the Business Combination Agreement is terminated, the Company enters into a definitive agreement with respect to such Company Acquisition Proposal; or

(b)       The Business Combination Agreement is terminated (i) by InterPrivate as a result of the Company Board or a committee thereof, prior to obtaining the Written Consent, making a Company Adverse Recommendation Change or (ii) by the Company, if at any time prior to receiving the Written Consent, in order to enter into a Company Acquisition Agreement with respect to a Company Superior Proposal.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about InterPrivate, the Company, or Merger Sub. In particular, the assertions embodied in representations and warranties by InterPrivate, the Company and Merger Sub contained in the Business Combination Agreement were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, and are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about InterPrivate, the Company or Merger Sub and should only be read in conjunction with the other information that InterPrivate makes publicly available in reports, statements and other documents filed with the SEC.

Stockholder Support Agreement

On November 2, 2020, certain stockholders of the Company entered into the Stockholder Support Agreement with InterPrivate, pursuant to which, among other things, such stockholders agreed to vote all of their shares of Company Common Stock and Company Preferred Stock in favor of the approval and adoption of the Proposed Transactions. Additionally, such stockholders have agreed not to (a) transfer any of their shares of Company Common Stock and Company Preferred Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

Contemporaneously with the Closing, InterPrivate, certain stockholders of InterPrivate (the Sponsor Holders”) and certain stockholders of the Company (collectively with the Sponsor Holders, the “Holders”) will enter into the Registration Rights and Lock-Up Agreement.

Pursuant to the terms of the Registration Rights and Lock-Up Agreement, InterPrivate will be obligated to file a registration statement to register the resale of certain securities of InterPrivate held by the Holders. In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $30 million. The Registration Rights and Lock-Up Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the securities of the Company held by the pre-closing stockholders of the Company to be locked-up for a period of one-hundred eighty (180) days following the Closing, while fifty percent (50%) of the securities of InterPrivate held by the Sponsor and EarlyBirdCapital, Inc. (“Early Bird”) shall be locked-up until the earlier of (i) one (1) year following the Closing or (ii) the date on which the sale price of the InterPrivate Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-day trading period, and the other fifty percent (50%) of the securities of InterPrivate held by the Sponsor and Early Bird shall be locked-up until one (1) year following the Closing.

The foregoing description of the Registration Rights and Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights and Lock-Up Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Stockholders Agreement

In connection with the Closing, InterPrivate, the Sponsor and certain stockholders of the Company (such stockholders, the “Key Stockholders”) will enter into the Stockholders Agreement to provide for certain governance matters relating to InterPrivate. The principal terms of the Stockholders Agreement are summarized in the Stockholders Agreement Term Sheet, which provides for, among other things, the size and composition of the initial Board of Directors of InterPrivate upon the Closing (the “Board”), which will initially consist of a classified board of seven directors, a majority of which will be independent. The initial Board at the time of the Closing will consist of:

(a) Soroush Salehian Dardashti;

(b) Mina Rezk (together with Mr. Salehian, the “Founders”);

(c) one director suggested by the Founders who need not be independent and who is approved by the other directors of the Company prior to the closing;

(d) one independent director suggested by the Founders (who also meets the independence requirements under Rule 10A-3 promulgated under the Exchange Act with respect to service on the audit committee of the Board (an “Audit Qualified Director”));

(e) one independent director designated by Lux Co-Investment Opportunities, L.P. and Lux Ventures IV, L.P.;

(f) one Audit Committee Qualified Director designated by Canaan XI LP;

(g) one Audit Committee Qualified Director designated by the Sponsor.

Subject to the rules of the New York Stock Exchange, from and after the Closing, each Founder will be entitled to be nominated to continue to serve on the Board until such time as he holds less than 5.0% of the outstanding common stock of InterPrivate (or, if earlier, his death or incapacity to perform the essential functions of a director of InterPrivate). Mr. Rezk shall serve as Chairman of the Board for so long as he is a director. In the event Mr. Rezk is no longer a Director, then Mr. Salehian shall serve as the Chairman so long as he is a director. The Founders’ rights under the Stockholders Agreement will not be transferable.

The Stockholders Agreement will further provide that, from and after the Closing, the following corporate actions of InterPrivate will require the affirmative vote of at least 70% of the directors: (i) a sale of all or substantially all of the assets of InterPrivate or a merger, consolidation or other business combination transaction that results in a change of control of InterPrivate, (ii) an amendment or modification to the number of directors constituting the entire Board, (iii) an amendment to InterPrivate’s certification of incorporation, bylaws or the Registration Rights and Lock-Up Agreement, each as in effect as of the Closing, (iv) a voluntary filing for bankruptcy, liquidation or dissolution, or (v) a sale, lease or other disposal or abandonment of a line of business existing as of the Closing.

The foregoing description of the Stockholders Agreement Term Sheet is qualified in its entirety by reference to the full text of the Stockholders Agreement Term Sheet, a copy of which is included as Exhibit D to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Post-Closing Second and Amended Restated Certificate of Incorporation and Amended and Restated Bylaws of InterPrivate

The organizational documents of InterPrivate will be amended to reflect organizational documents which are customary for a publicly traded company on the New York Stock Exchange. In addition, InterPrivate will have customary public company committees such as an audit committee and a compensation committee.

The foregoing description of the Second Amended and Restated Certificate of Incorporation of InterPrivate is qualified in its entirety by reference to the full text of the form Second Amended and Restated Certificate of Incorporation of InterPrivate, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, effective as of November 2, 2020, InterPrivate entered into separate subscription agreements (each, a “Subscription Agreement”) with a number of investors (each a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and InterPrivate agreed to sell to the Subscribers, an aggregate of approximately 12,000,000 shares of InterPrivate Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of approximately $120,000,000, in a private placement (the “PIPE”). The purpose of the sale of the PIPE Shares is to raise additional capital for use in connection with the Proposed Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement.

The closing of the sale of PIPE Shares (the “Subscription Closing”) will occur immediately prior to the consummation of the Proposed Transactions. The Subscription Closing will be subject to customary conditions, including:

(a)       all representations and warranties of InterPrivate and the Subscriber contained in the relevant Subscription Agreement will be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in the Subscription Agreements)), which representations and warranties will be true in all respects at, and as of, the Subscription Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct in all material respects as of such specified date);

(b)       InterPrivate and the Subscriber have performed or complied in all material respects with all agreements and covenants required by the applicable Subscription Agreement;

(c)       no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by the Subscription Agreements illegal or otherwise restraining or prohibiting consummation of the transactions contemplated thereby, and no governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition;

(d)       no amendment, modification or waiver of the Business Combination Agreement shall have occurred that reasonably would be expected to materially and adversely affect the economic benefits that the Subscriber reasonably would expect to receive under the applicable Subscription Agreement; and

(e)       all conditions precedent to the Closing of the Proposed Transactions set forth in the Business Combination Agreement, will have been satisfied or waived.

Pursuant to the Subscription Agreements, InterPrivate agrees that, within thirty (30) calendar days after the consummation of the Proposed Transactions (the “Filing Deadline”), InterPrivate will file with the SEC a registration statement registering the resale of the shares of common stock received by the Subscriber pursuant to the Subscription Agreement, and InterPrivate will use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 120th calendar day if the SEC notifies InterPrivate that it will “review” the registration statement) following the Filing Deadline; provided, however, that InterPrivate’s obligations to include the shares held by a Subscriber in the registration statement will be contingent upon the respective Subscriber furnishing in writing, to InterPrivate, such information regarding the Subscriber, the securities of InterPrivate held by such Subscriber and the intended method of disposition of the shares, as will be reasonably requested by InterPrivate to effect the registration of such shares, and will execute such documents in connection with such registration, as InterPrivate may reasonably request, which will be what is customary of a selling stockholder in similar situations.

Each Subscription Agreement will terminate upon the earlier to occur of (i) such time that InterPrivate notifies the Subscriber in writing, or publicly discloses, that it does not intend to consummate the Proposed Transactions, (ii) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (iii) upon the mutual written agreement of each of the parties to the Subscription Agreement, (iv) if any of the conditions to the Subscription Closing are not satisfied or waived on or prior to the Subscription Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement are not consummated at the Subscription Closing, and (v) if the consummation of the Proposed Transactions shall not have occurred by the earlier of (x) the 10th business day after the anticipated Closing Date, or (y) the Outside Date.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of InterPrivate that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Proposed Transaction. InterPrivate intends to file a registration statement on Form S-4 that will include a proxy statement of InterPrivate, a consent solicitation statement of the Company and a prospectus of InterPrivate. The proxy statement/consent solicitation statement/prospectus will be sent to all InterPrivate and the Company stockholders. InterPrivate also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate and the Company are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about the Proposed Transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate Acquisition Corp., 1350 Avenue of the Americas, New York, NY 10019.

Participants in Solicitation

InterPrivate and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the Proposed Transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 30, 2020. To the extent that holdings of InterPrivate’s securities have changed since the amounts printed in InterPrivate’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Transaction Proposed Transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction between the Company and InterPrivate, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by the Company and the markets in which it operates, and the Company’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of InterPrivate’s securities, (ii) the risk that the transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and the Company, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance, and business generally, (vii) risks that the Proposed Transaction disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the Proposed Transaction, (viii) the outcome of any legal proceedings that may be instituted against the Company or against InterPrivate related to the business combination agreement or the Proposed Transaction, (ix) the ability to maintain the listing of InterPrivate’s securities on the New York Stock Exchange, (x) the price of InterPrivate’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates, (xiii) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so, (xiv) the risk that the Company may never achieve or sustain profitability; (xv) the risk that the Company will need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to the Company’s products and services, and (xix) the risk that the Company is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on the New York Stock Exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed below and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor InterPrivate gives any assurance that either the Company or InterPrivate will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, the Company or Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1*	Business Combination Agreement, dated as of November 2, 2020, by and among InterPrivate, Merger Sub and the Company.

10.1	Stockholder Support Agreement, dated as of November 2, 2020, by and among InterPrivate and certain stockholders of the Company.

10.2	Form of Subscription Agreement.

*Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). InterPrivate agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE ACQUISITION CORP.

Date: November 6, 2020	By:	/s/ Brandon Bentley
		Name:	Brandon Bentley
		Title:	General Counsel